December 6, 2010

Ms. Lilyanna L. Peyser
Attorney Advisor
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Pennichuck Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 4, 2010 Definitive Proxy Statement on Schedule 14A Filed March 26, 2010 File No. 000-18552

Dear Ms. Peyser:

This letter confirms our telephone conversation of December 3, 2010 regarding the extension of the deadline for Pennichuck Corporation (“Pennichuck”) to respond to the letter dated November 30, 2010 (the “SEC Letter”) from H. Christopher Owings, Assistant Director, of the United States Securities and Exchange Commission (the “SEC”) regarding the above-referenced matter. Per your agreement, and Pennichuck’s understanding, the SEC has agreed to extend the deadline for Pennichuck to file a response to the SEC Letter to the close of business on December 21, 2010.

Please let me know if you have any questions or comments regarding the above.

Sincerely,

/s/ Roland E. Olivier

Roland E. Olivier
General Counsel & Corporate Secretary

cc: Mr. Thomas Leonard, Pennichuck Corporation